UniFirst Corporation
68 Jonspin Road
Wilmington, Massachusetts 01887-1086
Telephone (978) 658-8888
Facsimile (978) 988-0659

March 30, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:           UniFirst Corporation
Form 10-K for Fiscal Year Ended August 28, 2010
Filed October 27, 2010
File No. 001-08504

Dear Mr. Spirgel:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter to UniFirst Corporation (the “Company”) dated March 24, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K, File Number 001-08504 (the “Form 10-K”), which was filed with the Commission on October 27, 2010.

Set forth below are the Company’s responses to the comments made by the Staff in the Comment Letter.  For reference purposes, the Staff’s comments have been reproduced below.

Definitive Proxy Statement

Executive Compensation

Our CEO Compensation Program

Comment No. 1

We note your response to comment two from our letter dated February 24, 2011.  However, because the 350,000 share restricted stock award reported in your table is no longer subject to performance-based conditions, but instead remains subject to service-based vesting, the award should be reported under the “Number of Shares of Stock That Have Not Vested” column.  See Question 122.03 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please confirm your understanding in your response.

Response to Comment No. 1

In future filings, as noted in Question 122.03 of Regulation S-K Compliance and Disclosure Interpretations, in the Outstanding Equity Awards at Fiscal Year-End table, the Company will disclose the portion of the 350,000 share restricted stock award that has met the performance criteria but is still subject to service-based vesting in the column entitled “Number of Shares of Stock That Have Not Vested”.  As mentioned in our previous response, we will also discuss in the CD&A of future filings, Mr. Croatti’s performance against these corporate financial targets for completed periods.

In responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888 x4020.

Very truly yours,

By: /s/ Steven S. Sintros
Steven S. Sintros,
Vice President and Chief Financial Officer